Mail Stop 3561

March 13, 2007

<u>Via Fax and U.S. Mail</u>

Paul Honda
Assistant Vice President,
Assistant Secretary and Compliance Officer
Honda Auto Receivables 2006-1 Owner Trust
c/o American Honda Receivables Corp.
20800 Madrona Avenue
Torrance, CA 90503

Re: Honda Auto Receivables 2006-1 Owner Trust
Revised Form 10-K for the fiscal year ended March 31, 2006
Submitted February 28, 2007
File No. 333-132320-01

Dear Mr. Honda,

We have reviewed your responses to the comments in our letter dated February 20, 2007 and have the following additional comment.

1. We note your response to prior comment 6. As the company does not make payments on behalf of any obligor, Item 1122(d)(4)(xii) of Regulation AB does not appear applicable. Please revise your report on assessment of compliance with servicing criteria accordingly.

**   **   ****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Paul Honda
Honda Auto Receivables 2006-1 Owner Trust
March 13, 2007
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You may contact Sara Kalin at (202) 551-3454 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director